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Exhibit (a)(2)

[LOGO]

INVESTMENT BANKING AND FINANCIAL ADVISORY SERVICES

FAIR VALUE ANALYSIS - PRELIMINARY FINDINGS

PRESENTATION TO THE BOARD OF DIRECTORS OF

[LOGO]

JUNE 15, 2005

CORPORATE ADVISORS SINCE 1932

CHICAGO • LOS ANGELES • NEW YORK • SEATTLE • SAN FRANCISCO • ATLANTA

The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us.  Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Duff & Phelps, LLC.

Table of Contents                                                                                                                                                                                   [LOGO]

I.	Introduction

• Summary of Engagement

• Assumptions and Limiting Conditions

• Summary of Due Diligence

II.	Valuation Methodology

III.	Fair Value Analysis Overview

IV.	Discounted Cash Flow Analysis

V.	Public Trading Analysis

VI.	Liquidation Analysis

VII.	Preliminary Conclusions

[LOGO]

Summary of Engagement

•                                           Duff & Phelps, LLC (“Duff & Phelps”) has been engaged by Liberate Technologies, Inc. (“Liberate” or the “Company”), as an independent financial advisor to the Board of Directors of the Company in connection with a contemplated going private transaction through a reverse/forward stock split (the “Proposed Transaction”), upon consummation of the sale of the Company’s Non-North America business and the payment of a special dividend, as described below.

•                                           Specifically, Duff & Phelps has been engaged to provide the Board of Directors of the Company with an opinion (the “Opinion”) as to the fair value of the common stock of Liberate, as of June 13, 2005 (“the valuation date”), after giving effect to the sale of its Non-North America business and the subsequent special dividend payment to shareholders, in order to assist the Board of Directors of Liberate determine the adequate measure of fair value to be paid for stockholders’ fractional interests for purposes of a reverse stock split transaction under section 155 of the General Corporation Law of the State of Delaware.

•                                           It is our understanding that the Company is completing the sale of substantially all of the assets of Liberate’s Non-North America business for approximately $25.5 million in cash consideration to SeaChange International, Inc. (“SeaChange”) (the “SeaChange Transaction”).  As part of the asset sale, SeaChange will also assume certain assets and liabilities of Liberate, as described in the Purchase Agreement dated April 15, 2005.  We further understand that the Company, subsequent to the SeaChange Transaction, intends to pay a special dividend of $0.15 per share (“Special Dividend”) to all of its common shareholders and subsequently take the Company private through a reverse stock split transaction.

•                                           We understand that the proposed going private transaction is contemplated to be a reverse/forward stock split of Liberate’s outstanding common stock, whereby the Company will effect a 1-for-250,000 reverse stock split, such that stockholders owning less than 1 share of common stock immediately after the reverse split (but prior to the forward split) will have such shares cancelled and converted into the right to receive the cash consideration established by Liberate’s Board of Directors, immediately followed by a 250,000-for-1 forward stock split.  Stockholders who own 1 or more shares at the effective time of the transaction will not be entitled to receive any cash for their fractional share interests resulting from the reverse split.  The forward split that will immediately follow the reverse split will reconvert their whole shares and fractional share interests back into the same number of shares of common stock they held immediately before the effective time of the transaction.  As a result, the total number of shares held by such a stockholder will not change after completion of the transaction.

•                                           As soon as practicable after the reverse/forward stock split is effective, holders of fewer than 1 share of common stock immediately after the reverse split (but prior to the forward split) will receive a cash payment for the shares owned immediately prior to the reverse/forward stock split.

•                                           The Board of Directors of Liberate will determine the per share amount to pay to the fractional shareholders based on a number of factors including the fair value estimate provided by Duff & Phelps.

•                                           The SeaChange Transaction is conditioned upon Liberate shareholder approval. The Special Dividend and Proposed Transaction are conditioned upon the consummation of the SeaChange Transaction.  Neither the Special Dividend nor the Proposed Transaction are contingent on any financing conditions.

•                                           In rendering our opinion, we defined and applied the term fair value as it is commonly defined and applied to valuations for the purpose described herein.

•                                           In rendering our fair value opinion, we considered Liberate to be a going concern operating business for a limited period of time until consummation of the SeaChange Transaction.  Subsequent to the SeaChange Transaction, we assumed Liberate would have no significant operating product or services business.  Therefore, Liberate would be considered a going concern business, however, only with limited operations until it resolves outstanding liabilities, prosecutes and defends pending litigation and pursues other claims they may have against third parties.

•                                           Therefore, the premise of value used by Duff & Phelps to estimate the fair value of Liberate’s common stock was an orderly disposition of assets upon consummation of the SeaChange Transaction.

Assumptions and Limiting Conditions

In connection with the Opinion, with your permission and without any independent verification, we have assumed that all information and data reviewed by us with respect to the Company, the Proposed Transaction, the Special Dividend, and the SeaChange Transaction, whether supplied by Liberate or its advisors, or obtained by us from publicly available sources, are true, correct and complete in all material respects and do not contain any untrue statements of material fact or omit to state a material fact necessary to make the information supplied to us not misleading.  Any inaccuracies in, or omissions from, the information or data on which we rely could materially affect our conclusions.  Furthermore, we have assumed that there has been no material change in the assets, financial condition, business, or prospects of Liberate on a pro forma basis since the date of the most recent financial statements made available to us after giving effect to the Special Dividend and SeaChange Transaction.  The Company also provided a pro forma schedule of assets and liabilities for the Company after giving effect to the Proposed Transaction, including identified contingent liabilities.  Duff & Phelps has not verified the accuracy of these representations.

Duff & Phelps was not engaged to render, nor are we purporting to render, any appraisal or definitive report as to the value (under an orderly liquidation or otherwise) of the Company’s individual assets or liabilities.  Nor are we rendering any appraisal or definitive report as to the Company’s contingent liabilities nor the magnitude of those contingent liabilities.  Our analysis was prepared based upon the information we obtained from the Company or its representatives, which information we assumed to be reliable.

Our work was based upon an analysis of the foregoing in light of our assessment of the general, economic and financial market conditions as of the valuation date, as such conditions can be evaluated by us, as of a date preceding the valuation date and the date our Opinion is delivered.  Events occurring after the date thereof could materially affect the assumptions to be used in preparing our Opinion and the conclusion reached in our Opinion.  Previously, Duff & Phelps has provided financial advisory services to the Company

In rendering this Opinion, we have assumed that the Proposed Transaction occurs on terms as described in the draft Schedule 14A Proxy dated June 13, 2005 reviewed by us. It should be recognized that we are not making any recommendations to the shareholders of the Company in connection with the Proposed Transaction, the SeaChange Transaction, or any other matter.

Our final opinion will be subject to the conditions, scope of engagement, limitations and understandings set forth in our Opinion letter and our engagement letter, and subject to the understanding that the obligations of Duff & Phelps in the Proposed Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Duff & Phelps shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Summary of Due Diligence

In connection with this Opinion, we made such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances.  Our due diligence activities included, but were not limited to the following:

•                                           Visited the Company’s headquarters in San Mateo, California and conducted meetings and telephonic interviews with the following members of the Company’s management team:

David Lockwood	Chairman and Chief Executive Officer

Greg Wood	Executive Vice President and Chief Financial Officer

Patrick Nguyen	Executive Vice President, Corporate Development

•                                           Reviewed the Asset Purchase Agreement between the Company and Seachange as of April 15, 2005;

•                                           Reviewed the Company’s public filings, including SEC forms 10-K for the fiscal years ended May 31, 2004 and 2003, form 10-Q for the three-month and nine-month periods ended February 28, 2005, and three-month and nine-month periods ended February 29, 2004, form 8-K dated April 15, 2005, the definitive Proxy dated June 10, 2005 for the SeaChange Transaction and the preliminary Proxy dated June 13, 2005 for the Proposed Transaction;

•                                           Reviewed the Company’s internal unaudited financial statements as of April 30, 2005;

•                                           Reviewed various pro forma financial statements for the Company as it is expected to exist after giving effect to the SeaChange Transaction and the Proposed Transaction;

•                                           Reviewed estimated and projected revenue and cash flow for Liberate, prepared by Company management, from May 2005 through June 2007;

•                                           Reviewed a schedule prepared and provided by management representing the Company’s outstanding options as of April 29, 2005;

•                                          Reviewed copies of Liberate’s lease with Circle Star Center Associates, LP;

•                                          Reviewed Liberate’s lease with EOP-Peninsula Office Park, LLC, regarding Liberate’s current headquarters;

•                                          Reviewed qualitative potential down-side scenario information for Liberate as prepared by management;

•                                          Reviewed Liberate’s contingent assets and liabilities that were identified and quantified by the Company’s management;

•                                          Analyzed market trading data with respect to Liberate’s common stock over the most recent twelve months and specifically for the period since the $2.10 special dividend paid April 8, 2005;

•                                          Reviewed other publicly available information with respect to the Company;

•                                          Reviewed pertinent industry information; and

•                                          Reviewed such other financial studies and analysis and took into account such other matters Duff & Phelps deemed necessary, including Duff & Phelps’s assessment of general economic, market and monetary conditions.

Valuation Methodology

•                              Duff & Phelps performed a valuation analysis of Liberate to estimate the fair value of the common stock as of the valuation date in connection with the Proposed Transaction, and giving effect to the SeaChange Transaction and Special Dividend.

•                              Typically, Duff & Phelps would employ a variety of valuation methodologies to estimate the fair value of a company’s stock independent of public market pricing.  These methodologies often include:

•                  Discounted cash flow (“DCF”) analysis

•                  Comparable public company analysis

•                  Comparable transaction analysis

•                  Net asset value analysis

•                              However, due to the nature of Liberate’s business and operations, after giving effect to the SeaChange Transaction, it is our opinion that the comparable public company and comparable transaction methods are not suitable valuation methods for the Company.

•                              From a valuation perspective, Liberate is most accurately viewed as a collection of discrete assets, offset by certain liabilities (including contingent assets and liabilities) that will generate net free cash flow for the shareholders as the business is wound down over an indefinite period of time.  Therefore, for the purpose of deriving an independent estimate of fair value, it is our opinion that a DCF analysis assuming a orderly disposition of the net assets of the Company is most appropriate.

Fair Value Analysis Overview

•                              In summary, Duff & Phelps prepared a Discounted Cash Flow analysis reflecting primarily the SeaChange Asset Sale, wind-down costs, interest income, and the settlement of Liberate’s contingent assets and liabilities.  Duff & Phelps also evaluated the net assets of the Company by reviewing and applying an adjusted pro-forma balance sheet as input to the Discounted Cash Flow Analysis, as of the valuation date and giving effect to the SeaChange Transaction and Special Dividend.

•                              Assets and liabilities used in our analysis included those contingent assets and liabilities identified to us and quantified by Liberate management.

•                              As Liberate will not have any significant ongoing operating product or service business upon consummation of the SeaChange Transaction we did not utilize a Comparable Public Company and Control Transaction analyses to value Liberate (although, we did perform a net asset value analysis as it applied to our Discounted Cash Flow analysis, as described below.)  We also did not estimate a fair value for Liberate under a forced or immediate liquidation premise of value.

•                              Finally, as check of the reasonableness of our fair value estimate using a Discounted Cash Flow analysis, we reviewed the public trading price and activity of Liberate common stock over the most recent twelve months and specifically for the period since the $2.10 special dividend paid April 11, 2005.

•                              Additional detail regarding our Discounted Cash Flow analysis is presented on the following pages.

Discounted Cash Flow Analysis

•                              The Discounted Cash Flow analysis utilized by Duff & Phelps estimated the fair value of Liberate by calculating the present value of all future potential cash distributions that can be made by Liberate prior to dissolution and taking into effect the SeaChange Transaction and the Special Dividend.

•                              For purposes of our Discounted Cash Flow Analysis, Duff & Phelps developed a cash flow model, based on the following set of information and assumptions provided by and in discussions with Liberate’s management:

•                  Liberate’s pro-forma balance sheet as of April 30, 2005, adjusted to eliminate any assets and liabilities that  will be assumed by Seachange in the SeaChange Transaction;

•                  Liberate’s net cash flow for the period beginning May 1, 2005 through the closing of the SeaChange Transaction and the Proposed Transaction (July 2005);

•                  Expenses associated with the wind-down and business conducted to orderly dispose of the net assets of Liberate for the period from July 2005 through June 2007;

•                  Timing of settlement and amounts of Liberate’s contingent assets and liabilities;

•                  Timing of settlement and amounts of Liberate’s lease obligations;

•                  Estimated timing and amount of the Special Dividend.

•                              Duff & Phelps developed a cash flow forecast for Liberate for the period from May 2005 through June 2007 (dissolution time) on a quarterly basis.  The forecast was based on the above-mentioned information provided by management and expected proceeds from the SeaChange Transaction.

•                              Duff & Phelps then estimated the amounts of future distributions that can be made to Liberate’s shareholders throughout the forecast period based on available cash balances at the end of each quarter and cash reserve requirements.

•                              After determining the amounts of potential future distributions to Liberate’s shareholders, the present value of such distributions was calculated by Duff & Phelps based on the weighted average discount rate of 3.2%.  The discount rate was calculated as follows:

•                  A 10% discount rate was utilized for all cash flows associated with unsettled contingent assets and liabilities

•                  A 2.5% discount rate was utilized for all other future cash flows

•                  A weighted average discount rate was determined based on the above-mentioned discount rates and the ratio of unsettled contingent asset and liability amounts to the total projected future cash flows of Liberate.  The discount rate estimates reflect the fact that the cash flow estimates are adjusted to reflect probabilities of different scenarios occurring.

•                              The sum of the present values of potential distributions that could be made to Liberate’s shareholders ($38.97 million) provided an estimate as to the fair value of the Company’s common stock after giving effect to the consummation of the SeaChange Transaction.

•                              We then estimated the fair value of the Company’s common stock, after giving effect to the SeaChange Transaction and the Special Dividend, on a per share basis by dividing the total fair value by the number of fully diluted common shares outstanding without giving effect to the reverse/forward stock split.

LIBERATE TECHNOLOGIES

Fair Value Analysis

Based on “Management’s Expectations” Scenario ($mil, except per share)

	Projected
	2005			2006				2007
	May-June	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

Employee Costs	(0.93)	(0.52)	(0.49)	(0.49)	(0.49)	(0.49)	(0.50)	(0.05)	(0.21)
Legal, Accounting and Other Professional Fees	(0.64)	(0.84)	(0.33)	(0.30)	(0.30)	(0.26)	(0.26)	(0.22)	(0.22)
Other Wind-down Expenses	(0.30)	(1.06)	(0.09)	(0.09)	(0.09)	(0.09)	(0.09)	(0.09)	(0.09)
Total Cost of Wind-down	(1.88)	(2.42)	(0.91)	(0.88)	(0.88)	(0.84)	(0.84)	(0.35)	(0.51)

Plus: Proceeds from Seachange Transaction	0.00	23.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Plus: Collection of Accounts Receivable	3.79	5.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Plus: Sale of PP&E	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05
Plus: Sale of Equity Investments	0.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Plus: Settlement of Claims and Other Contingent Assets	0.00	0.00	4.40	0.00	2.70	0.00	0.00	0.50	0.00
Less: Accounts Payable and Accrued Liability Payments	(8.31)	(0.10)	0.00	0.00	(0.20)	(0.10)	0.00	0.00	0.00
Less: NPV of Lease Obligation Payments	0.00	(33.83)	0.00	0.00	(0.70)	0.00	0.00	0.00	0.00
Less: Settlement of Contingent Liabilities	0.00	(0.55)	0.00	0.00	0.00	0.00	(0.30)	0.00	(1.00)
Less: Severance for Execs (Double C Transaction)	0.00	(3.75)	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less: Allen Fee on Distribution to Shareholders	(0.15)	(0.19)	(0.35)	0.00	0.00	0.00	0.00	0.00	0.00
Plus: Interest Income	0.21	0.20	0.07	0.02	0.02	0.02	0.01	0.01	0.00
Total Net Cash Flow	(6.14)	(11.45)	3.22	(0.86)	0.94	(0.92)	(1.13)	0.16	(1.45)

Beginning Cash	57.07	42.21	20.00	3.26	2.40	3.34	2.42	1.30	1.46
Plus: Net Cash Flow	(6.14)	(11.45)	3.22	(0.86)	0.94	(0.92)	(1.13)	0.16	(1.45)
Less: Cash Available for Distributions	(8.72)	(10.76)	(19.95)	0.00	0.00	0.00	0.00	0.00	0.00
Ending Cash	42.21	20.00	3.26	2.40	3.34	2.42	1.30	1.46	0.00

Restricted Cash
Circle Star Lease Restricted Cash	3.39	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Double C Transaction Holdback	36.61	20.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
San Mateo Lease	0.69	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Restricted Cash - Europe	0.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Restricted Cash	40.98	20.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

	Projected
	2005			2006				2007
	May-June	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

Cash Available for Distributions	8.72	10.76	19.95	0.00	0.00	0.00	0.00	0.00	0.00
Discount Period	0.08	0.29	0.54	0.79	1.04	1.29	1.54	1.79	2.04
Discount Factor	1.00	0.99	0.98	0.98	0.97	0.96	0.95	0.94	0.94
PV of Cash Available for Distributions	8.70	10.66	19.61	0.00	0.00	0.00	0.00	0.00	0.00

CALCULATION OF PER SHARE FAIR VALUE

Total PV of Cash Available for Distributions	$38.97
Plus: Proceeds from In-the-money Option Exercise	$0.54
Total Fair Value of Equity	$39.50

# of Fully Diluted Shares Outstanding	112,657,336
Per Share Fair Value of Equity	$0.35

Less: Anticipated Special Dividend to All Shareholders	$0.15

Per Share Fair Value of Equity (Post Special Dividend)	$0.20

Public Trading Analysis

•                              Duff & Phelps analyzed the closing price and trading volume of the common stock for Liberate over the past twelve months and in particular since a shareholder dividend of $2.10 was paid on April 8, 2005 (ex-dividend April 11, 2005).  This analysis was used to determine the range of fair value the market has ascribed to Liberate’s common stock prior to the announcement of the Special Dividend and Proposed Transaction.

•                              Liberate’s stock price closed at $0.30 per share on June 13, 2005,  During the forty-five day period subsequent to the April 11, 2005 ex-dividend for the March 25, 2005 declared dividend, the high close for the trading price of Liberate stock was $0.40, and the low close was $0.30, with a weighted average closing price of $0.35.

•                              The Company’s common shares are thinly traded over-the-counter with significant bid/ask price spreads.  Over the latest twelve month period ended June 13, 2005, bid/ask spreads for the Company’s shares ranged from 0.2% to 21.6% of the bid price.  Though thinly traded during this same period, transactions involving public shares of the Company did occur on 252 out of approximately 252 potential trading days.

Liberate Common Stock Data

April 11, 2005 through June 13, 2005

Fair Value Estimate after Special Dividend	$0.20
Price Prior to Announcement of Dividend as of June 13, 2005	$0.30

45-Day High Ended 6/13/05	$0.40
45-Day Low Ended 6/13/05	$0.30
Weighted Average Closing Price (4/11/05 – 6/13/05)	$0.35

Shares Outstanding (1)	110,788,980
Average Daily Trading Volume (4/11/05 – 6/13/05) (2)	347,679
Shares Owned by Insiders and Affiliates (1)	16,412,927

Institutional Ownership (3)	52.78%
Analyst Coverage	None

(1)  As of 4/30/05

(2)  Represents 45 days of trading and zero inactive days, data per FactSet

(3)  As of 6/13/05, data per FactSet

Liquidation Analysis

•                              A Liquidation Analysis attempts to calculate the proceeds available to equity holders after the repayment of outstanding debt, assuming the liquidation of the company’s assets. A liquidation analysis can be conducted under alternative premises of value including value as an orderly disposition of assets or value as a forced liquidation.

•                              The Discounted Cash Flow Analysis conducted by Duff & Phelps is effectively premised as an orderly disposition of assets since Liberate will have no significant operating product or services business upon consummation of the SeaChange Transaction. Duff and Phelps did not estimate the fair value of the Liberate common stock under a forced liquidation premise of value analysis.

•                              More specifically, Duff & Phelps developed a quarterly cash flow forecast for Liberate based on the expected net proceeds to Liberate from its continued efforts to resolve outstanding liabilities and prosecute and defend pending litigation and pursue other claims as appropriate that it may have against third parties, after the Proposed Transaction.

•                              The settlement of the contingent assets and liabilities in an orderly liquidation manner is reflected in the Discounted Cash Flow Analysis over the period of time estimated as necessary to resolve these contingencies.

•                              See the Discounted Cash Flow Analysis discussion for a summary of the approach used and conclusions reached to estimate the fair value of Liberate common stock under an orderly disposition of assets premise of value.

Preliminary Conclusions

Based upon our analysis, and relying on the accuracy and completeness of all information provided to us, it is our opinion that, as of June 13, 2005 and after giving effect to the Proposed Transaction, the fair value of Liberate’s common stock is reasonably stated in the amount of $0.35 per share.  It is also our opinion that the fair value of Liberate’s common stock, after giving effect to the Proposed Transaction and the Special Dividend, is reasonably stated in the amount of $0.20 per share.